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UBS V10 Currency Index with Volatility Cap
Monthly Performance Report – December 2010

●	Wide swings within G10 as volumes drop

●	EUR continues decline amid ongoing sovereign risk

●	With its long carry position, the V10 Index registered an excess return of 2.57% at month-end.

Index Description
The UBS V10 Currency Index with Volatility Cap (“V10 Strategy”, “Index” or “V10”) is a proprietary index, developed and sponsored by UBS AG (the “Index Sponsor”) that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V).
The trading strategy identifies the 3 highest yielding G10 currencies and the 3 lowest yielding G10 currencies and notionally goes long or short, using foreign exchange forward contracts with tenors up to six months. In lower volatility environments, this trading strategy goes long the highest yielding G10 currencies and short the lowest yielding G10 currencies, which is commonly referred to as the Carry Trade. In higher volatility environments, the strategy reverses this Carry Trade, commonly referred to as a Reverse Carry Trade. The selection of the currencies and the direction of the Carry Trade are rules-based and are determined on a daily basis.

Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.

Performance Influencing Factors
Due to the holiday season, trading in global capital markets largely concentrated in the first two weeks of the month. The run-up to Christmas volumes amongst many G10 currencies were barely 50% of their weekly averages. Economic releases were also few and far between and we suspect that rebalancing flows dominated price actions. There were exceptions, for example, such as the Swiss franc where sustained demand pushed the currency to record highs against the EUR and USD. In general, data pointed to a picture of ongoing recovery, though growth is uneven within the global economy and the limited client flows witnessed during the month suggest that investors are putting valuations to one side and simply focusing on growth differentials – suggesting risk aversion is not expected to return anytime soon.The table opposite illustrates how the high and low yielding G10 currencies faired against the USD over the month.

Source: UBS Research

AUD	6.55%	The Australian dollar was one of the strongest G10 currencies in December despite policy tightening in China and an on-hold decision by the RBA.
NZD	4.80%	The New Zealand dollar was mixed as the RBNZ kept policy unchanged and Q3 GDP contracted. Real GDP was down 0.2% q/q in Q3 and the decline followed five consecutive quarters of growth.
NOK	6.25%	December was a better month for NOK despite thinning volumes. Norges Bank kept the benchmark deposit rate on hold for the fifth meeting in a row due to concerns over the external economy.
CHF	7.09%	The sustained demand pushed CHF to record highs against the EUR and USD in December.
JPY	3.03%
USDJPY failed to sustain its November rally but purchases ran out of steam heading into Christmas. As USDJPY declined further towards 82, the Ministry of Finance clearly stated that intervention was still an option and increased the FX reserve account by ¥5tln.

USD	N/A
The dollar finished on a weaker note as risk-seeking sentiment continued into year-end. Much of the focus for December was on Eurozone sovereign problems but a disappointing payrolls print and higher Treasury yields created some concern that the New Year could bring more easing.

* All performance against USD

V10 Index Behaviour
Throughout the month, the V10 Currency Index remained in the long carry position, i.e. was long the high yielding currencies and short the low yielding currencies. V10 registered a gain of 2.57% by month end. Meanwhile, S&P total return for the month was 6.67%. The performance since inception on 06 May 2009 has been 4.85%.

Graph 1: V10 and S&P 500 performance in December 2010

Source: UBS Investment Bank. Note: For illustration purposes only;
SPXT excess return calculated by subtracting 3 month US Treasury Bill rate from the index return on a daily basis
Past performance is not an indication of future performance.

30 Nov – 31 Dec	High-yielding: AUD, NZD, NOK Low-yielding: CHF, JPY, USD

For additional information please contact your financial advisor

Index performance
The following table/graphs show the performance of the Index, the periods of Reverse Carry Trade, the 65-day historical volatility and the volatility filter from May 6, 2009 through Dec 31, 2010.
The historical level, the periods of Reverse Carry Trade, volatility of the Index and volatility filter levels should not be taken as an indication of future performance, and no assurance can be given as to the Index level on any given date.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
2009					2.1%	3.1%	-0.5%	0.9%	2.3%	2.8%	-3.0%	3.0%	11.1%
2010	-0.2%	-1.1%	2.8%	2.9%	-5.4%	-8.9%	2.3%	-4.7%	7.0%	-0.8%	-1.2%	2.6%	-5.6%

Source: UBS Investment Bank

Index performance and 65 day actual volatility

Index performance and volatility filter

For additional information please contact your financial advisor

Actual performance of products linked to the V10 Currency Index

The following table shows current V10-linked offerings and their respective performance in December 2010

Historical price levels are indicative. Past performance should not be taken as an indication of future performance, and no assurance can be given as to the performance of any product on any given day.

Products and their monthly performance
ISIN	Product Description	Trade Date	Expiry Date	Oct-10	Nov-10	Dec-10	Total Return1
US9026616022	Performance Securities, 115%	23-Dec-09	24-Dec-12	9.06	9.03	9.18	-8.2%
US9026616857	Performance Securities, 115%	04-Jan-10	03-Jan-13	8.85	8.67	8.81	-11.9%
US9026617012	Performance Securities, 115%	26-Jan-10	24-Jan-13	9.25	9.09	9.20	-8.0%
US9026617764	Performance Securities, 115%	23-Feb-10	25-Feb-13	9.38	9.25	9.15	-8.5%
US9026618184	Performance Securities, 110%	26-Mar-10	25-Mar-13	9.38	9.15	9.24	-7.6%
US9026618424	Performance Securities, 108%	27-Apr-10	25-Apr-13	9.19	8.99	8.94	-10.6%
US9026618838	Performance Securities, 109%	25-May-10	22-May-13	9.37	9.21	9.13	-8.7%
US9026691421	Performance Securities, 108%	25-Jun-10	25-Jun-13	10.24	10.07	9.97	-0.3%
1) Total return in the above table is calculated relative to the public issuance price, and is not annualized
Source: UBS Investment Bank. Price data taken from UBS internal systems

Disclaimer
This publication is issued by UBS AG or an affiliate thereof (“UBS”).

Product of a sales/trading desk and not the Research Dept. Opinions expressed may differ from those of other divisions of UBS, including Research. UBS may trade as principal in instruments identified herein and may accumulate/have accumulated a long/short position in instruments or derivatives thereof. UBS has policies designed to manage conflicts of interest. This distribution is not an official confirmation of terms and unless stated, is not a personal recommendation, offer or solicitation to buy or sell. Any prices or quotations contained herein are indicative only and not for valuation purposes. Communications may be monitored.

Statement of Risk
Options, structured derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky and may be appropriate only for sophisticated investors. Past performance is not necessarily indicative of future results. Various theoretical explanations of the risks associated with these instruments have been published. Prior to buying or selling a structured product, and for the complete risks relating to such products, you may receive documentation describing an investment and the risk considerations associated therewith.

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/). An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800-722 7270). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.

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